

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
CF/AD5
100 F STREET, NE
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE

December 16, 2009

<u>Via Mail and Fax</u>

John Zimmerman
Chief Financial Officer
Tomkins plc
East Putney House, 84 Upper Richmond Road
London SW15 2ST United Kingdom

> **RE:** **Tomkins plc**
> **File Number: 001-13634**
> **Form 20-F for the Year Ended January 3, 2009**

Dear Mr. Zimmerman:

We have completed our review of your Form 20-F and related filings and have no further comments at this time.

Sincerely,

Lyn Shenk
Branch Chief